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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                New England Realty Associates Limited Partnership
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                                (Name of Issuer)


                               Depositary Receipts
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                         (Title of Class of Securities)


                                    644206104
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                                 (CUSIP Number)


                                  Harold Brown
              c/o New England Realty Associates Limited Partnership
                               39 Brighton Avenue
                                Allston, MA 02134
                                 (617) 783-0039
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 10, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 3 Pages


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CUSIP No. 644206104                    13D                     Page 2 of 3 Pages
          ---------------


       HAROLD BROWN - SS####-##-####
       -------------------------------------------------------------------------
(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons


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(2)    Check the Appropriate Box if a Member                  (a)    /  /
       of a Group*                                            (b)    /  /


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(3)    SEC Use Only


       N/A
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(4)    Source of Funds*


--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         U.S.

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(6)    Citizenship or Place of Organization

         N/A
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Number of Shares                          (7)    Sole Voting
  Beneficially Owned                               Power
  by Each Reporting                                1,600
  Person With                       --------------------------------------------
                                          (8)    Shared Voting
                                                    Power
                                                      0
                                    --------------------------------------------
                                          (9)    Sole Dispositive
                                                    Power
                                                    1,600
                                    --------------------------------------------
                                          (10)   Shared Dispositive
                                                    Power
                                                      0
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(11)   Aggregate Amount Beneficially Owned by Each Reporting Person

1,600 (99,994, if the 98,394 Owned by the NERA 1994 Irrevocable Trust are
--------------------------------------------------------------------------------
included)
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(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13)   Percent of Class Represented by Amount in Row (11)

0.1% (8.8%, if the Depositary Receipts owned by the NERA 1994 Irrevocable Trust
--------------------------------------------------------------------------------
are included) as of April 24, 2000
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(14)   Type of Reporting Person*

         IN
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                       *SEE INSTRUCTION BEFORE FILLING OUT


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CUSIP No. 644206104                    13D                     Page 3 of 3 Pages
          ---------------



              This Amendment No. 4 amends the Statement on Schedule 13D filed on April 8, 1994, as amended, by and on behalf of Harold Brown.


ITEM 4.       PURPOSE OF TRANSACTION
              ----------------------

              Over a period beginning in October 1998, and prior to the date of this filing, Mr. Brown has made sporadic purchases in the open market of New England Realty Associates Limited Partnership Depositary Receipts (the "Receipts"), each representing one-tenth of one Class A Limited Partnership Unit (a "Class A Unit"). Mr. Brown has heretofore transferred 98,394 Receipts to the NERA 1994 Irrevocable Trust (the "Trust"), a grantor trust. The beneficiaries of the Trust are trusts for the benefit of children of Mr. Brown. Mr. Brown has disclaimed beneficial ownership of the Receipts held by the Trust, although he may be deemed to beneficially own such Receipts. As of the date of this filing, Mr. Brown personally owns 1,600 Receipts.

              On or about the Date of Event, Mr. Brown decided that he may acquire a greater ownership interest in the Class A Units, either by the purchase of Receipts or unconverted Class A Units, through a tender offer for such Receipts and Class A Units. The timing and price of any such tender offer has yet to be determined. If Mr. Brown does conduct a tender offer, however, he presently contemplates that he would seek to purchase any combination of Class A Units and Receipts which equal 30,000 to 50,000 Class A Units (300,000 to 500,000 Receipts). Assuming that Mr. Brown is deemed to beneficially own the Receipts held by the Trust and that such tender offer were consummated, he would beneficially own a maximum of approximately 43% of the outstanding Class A Units (including the Receipts, as converted to Class A Units). In the event only Receipts were tendered and the tender offer were consummated, Mr. Brown would beneficially own a maximum of approximately 53% of the outstanding Receipts.

              If the above-described tender offer is commenced and consummated, Mr. Brown may or may not thereafter transfer all or a portion of the Class A Units and Receipts purchased pursuant to such tender offer to the Trust.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:   May ____, 2000
                                     -------------------------------------------
                                     Harold Brown